Exhibit 21.1
Subsidiaries of TWFG, Inc.

Entity Name	Jurisdiction of Organization
PSN Business Processing Inc. d/b/a TWFG Virtual Assistants	Republic of the Philippines
TWFG CA Premium Finance Company	California
TWFG General Agency, LLC	Texas
TWFG Holding Company, LLC	Texas
TWFG Insurance Services, LLC	Texas
TWFG Premium Finance, LLC	Texas